Exhibit 99.1

AirMedia Announces Receipt of Preliminary Non-Binding “Going Private” Proposal

BEIJING, June 19, 2015 — AirMedia Group Inc. (“AirMedia” or the “Company”) (NASDAQ: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high end consumers, as well as a first-mover in the in-flight and on-train Wi-Fi market, today announced that its Board of Directors (the “Board”) has received a non-binding proposal letter, dated June 19, 2015, from Mr. Herman Man Guo, Chairman of the Board and Chief Executive Officer of the Company, on behalf of himself and management of the Company (collectively, the “Buyer Group”), proposing a “going-private” transaction (the “Transaction”) to acquire all of the outstanding ordinary shares of AirMedia not already owned by the Buyer Group for US$6.00 in cash per American depositary share (“ADS”), which represents a premium of 70.5% to the closing trading price of the Company’s ADS on June 18, 2015, the last trading day prior to the date hereof.

The Buyer Group beneficially owns an aggregate of approximately 38% of all of the Company’s issued and outstanding ordinary shares.

According to the proposal letter, the Buyer Group intends to fund the consideration payable in the Transaction with a combination of debt and/or equity capital, and rollover equity in the Company. A copy of the proposal letter is attached as Annex A to this press release.

The Board has formed a special committee comprised of three independent and disinterested directors, Messrs. Conor Chia-hung Yang, Shichong Shan and Songzuo Xiang. The special committee plans to retain legal and financial advisors to assist it in evaluating the Transaction.

The Board cautions the Company’s shareholders and others considering trading in its securities that the Board just received the non-binding proposal letter from the Buyer Group and no decisions have been made with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About AirMedia

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, as well as a first-mover in the in-flight and on-train Wi-Fi market. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega-size LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

AirMedia, which is in the process of transforming into a leading in-flight and on-train Wi-Fi operator in China, has obtained concession rights to install and operate Wi-Fi systems on the airplanes operated by Hainan Airlines Group and on the trains operated by several main railway bureaus in China, including Beijing Railway Bureau, Shanghai Railway Bureau and Guangzhou Railway (Group) Corporation.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station, in-flight internet services and in-air multimedia platform or other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

Annex A

June 19, 2015

The Board of Directors

AirMedia Group Inc.

17/F, Sky Plaza

No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 100027

People’s Republic of China

Dear Sirs:

Mr. Herman Man Guo, chairman of the board of directors (the “Board”) and chief executive officer of AirMedia Group Inc. (the “Company”) (“Mr. Guo”), on behalf of himself and management of the Company, is pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares of the Company not already owned by Mr. Guo, management of the Company, or their respective affiliates in a transaction (the “Acquisition”) described below. Our proposal provides a very attractive opportunity to the Company’s shareholders to realize superior value. We are confident that the Acquisition can be closed on an expedited basis as outlined in this letter.

1.	Acquisition Consideration. Based on the information available to us, we anticipate that the consideration payable in the Acquisition (the “Acquisition Consideration”) will be US$6.00 per American depositary share (“ADS”, each ADS representing two ordinary shares of the Company), other than for certain ADSs and ordinary shares already owned by Mr. Guo, management of the Company, or and their respective affiliates. This represents a premium of 70.5% to the closing trading price of the Company’s ADS on June 18, 2015, the last trading day prior to the date hereof.

2.	Closing Certainty and Funding. We believe that we offer a high degree of closing certainty and that we are well positioned to negotiate and complete the transaction on an expedited basis. We do not expect any regulatory approvals will be impediments to closing. We intend to finance the proposed Acquisition with a combination of debt and equity capital. We expect definitive commitments for the required debt and equity funding, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed.

3.	Buyer Group. The Acquisition will be in the form of a merger of the Company with a new acquisition vehicle that Mr. Guo, management of the Company, and their respective affiliates will form. You should be aware that the buyer group is interested only in acquiring the outstanding ordinary shares of the Company not already owned by them and their respective affiliates, and Mr. Guo, management of the Company, and their respective affiliates expect to roll over the ordinary shares of the Company owned by them in the Acquisition. Please note that the buyer group beneficially own an aggregate of approximately 38% of all of the Company’s issued and outstanding ordinary shares.

4.	Due Diligence. We will require a timely opportunity to conduct customary due diligence on the Company. We and our advisors are ready to engage in the next stage of discussions and would expect to complete due diligence on a highly expedited basis.

5.	Definitive Agreements. We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition and related transactions (the “Definitive Agreements”). The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type. The negotiation of the Definitive Agreements can be completed in parallel with due diligence. In this regard, we will prepare a draft merger agreement and will send it to you when available.

6.	Process. We recognize that the Board will evaluate the Acquisition independently before it decides whether to authorize the Company to enter into the Definitive Agreements regarding the Acquisition. Given the involvement of Mr. Guo and other management in the Acquisition, we would expect that the independent, disinterested members of the Board will proceed to consider our proposal.

7.	No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided therein.

8.	Public Disclosure. To comply with United States securities laws requirements, Mr. Guo and management of the Company who will be part of the buyer group may be required to disclose the nature of this proposal, as well as a copy of this proposal, in requisite filings with the Securities and Exchange Commission.

We are very excited about the Acquisition and hope that you are interested in proceeding in a manner consistent with our proposal. We believe that we are uniquely positioned to provide a compelling opportunity for the shareholders of the Company on a highly expedited timeframe.

Should you have any questions concerning this letter, please feel free to contact us at any time. We look forward to hearing from you.

Herman Man Guo

Signature